Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

December 16, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, in connection with Grupo Financiero Galicia S.A.’s (the “Company”) previously published report on September 14, 2020, the Company, Dusner S.A. and Fedler S.A. have each executed that certain definitive Spin-Off Merger Agreement (the “Transaction Agreement”) pursuant to which each of Dusner S.A. and Fedler S.A., who collectively hold 17% of the issued and outstanding equity interests in Tarjetas Regionales S.A., will have their respective interests in Tarjetas Regionales S.A. be acquired by the Company in exchange for the issuance of equity interests in the Company. The Transaction Agreement was executed as of December 15, 2020.

Yours faithfully

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.